Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of January 23, 2017

Manual for Shareholders’ Participation

Extraordinary General Shareholders’ Meeting

of January 23, 2017

3	Message from the Management

4	Call notice

8	Additional procedures

9	Management Proposal

10	Annex I – Annex 19

22	Annex II – Valuation Report

76	Annex III – Material Notice

79	Model for power of attorney

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on January 23, 2017, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343—Auditório, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newspapers Valor Econômico on December 23, 26 and 27, 2016, and Diário Oficial do Estado de São Paulo on December 23, 24 and 27, 2016, also available at the Company’s website (www.ultra.com.br).

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail invest@ultra.com.br or telephone +55 11 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Call Notice

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or “Company”) to be held on January 23, 2017, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (“Shareholders’ Meeting”) in order to discuss, in accordance with paragraph 1 of the Article 256 of the Brazilian Corporate Law, the acquisition, through its subsidiary Companhia Ultragaz S.A., of the total capital stock of Liquigás Distribuidora S.A., currently held by Petróleo Brasileiro S.A. – PETROBRAS, according to the Material Notice released on November 17, 2016.

Attendance at the Meeting

The shareholders of the Company, including holders of American Depositary Receipts (“ADRs”), may attend to the Meeting in person or represented by proxies and must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of shareholder will be evidenced by a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three working days prior to the Shareholders’ Meeting.

Holders of ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated September 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•	Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above shall be sent to the Investor Relations Department, preferably, until 2:00 p.m. of January 19, 2017.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with articles 6 and 19 of CVM Instruction nr 481, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting is also available.

São Paulo, December 22, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, preferably until 2:00 p.m. of January 19, 2017.

MANAGEMENT PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s shareholders the following Management Proposal, regarding the matter to be deliberated upon at the Company’s Extraordinary General Shareholders’ Meeting , to be held on January 23, 2017, at 2:00 p.m.:

Approval, in accordance with the terms of paragraph 1 of Article 256 of the Brazilian Corporate Law, of the acquisition, through the Company’s subsidiary, Companhia Ultragaz S.A., of the total share capital of Liquigás Distribuidora S.A. (“Liquigás”).

We propose the approval of the acquisition of 100% of Liquigás, through the Company’s subsidiary, Companhia Ultragaz S.A. The Management believes that this acquisition will generate benefits to the Company and its shareholders, as described in the Annex I of the current proposal, in accordance with the Article 19 of CVM Instruction 481/09.

We also present an appraisal report (Annex II) prepared by an independent appraiser, in accordance with paragraph 2 of Article 256 of the Brazilian Corporate Law.

As an additional reference of information on this subject, we included the Material Notice released by the Company on November 17, 2016 in this Management Proposal (Annex III).

We emphasize that, in accordance with paragraph 2 of Article 256 combined with item II of Article 137, both of the Brazilian Corporate Law, the dissenting shareholders of this resolution are not entitled to withdrawal rights, once the Company’s shares have market liquidity and dispersion.

São Paulo, December 22, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ANNEX I – ANNEX 19

ANNEX 19 (as set forth in CVM Instruction No. 481/09)

ACQUISITION OF CONTROL

1.	Describe the transaction

On November 17, 2016, Ultrapar Participações S.A. (“Ultrapar”) and its subsidiary Companhia Ultragaz S.A. (“Ultragaz” or “Purchaser”) executed the Sale and Purchase Agreement of Shares and Other Covenants (“SPA”) for the acquisition of all shares representing the share capital of Liquigás Distribuidora S.A.—Liquigás (“Liquigás”), held by Petróleo Brasileiro S.A. – Petrobras (“Seller” and “Acquisition”, respectively).

The SPA sets forth the terms and conditions for the Acquisition, which is subject to certain usual conditions precedent for this type of transaction, in addition to the approval from the Brazilian Antitrust Authority – CADE, by the extraordinary general shareholder’s meeting of Ultrapar, pursuant to article 256 of the Brazilian Corporate Law and from the Seller’s general meeting, according to its Bylaws.

For further information, see Material Notice published on November 17, 2016, attached to the Management Proposal.

2.	Inform the reason, whether pursuant to Bylaws or Law, why the transaction was submitted to the approval of the meeting

The Acquisition is submitted to approval of the extraordinary general shareholder’s meeting of Ultrapar, in compliance with article 256, item I, of the Brazilian Corporate Law, given that the purchase price is considered a relevant investment, according to article 247, sole paragraph, of the Brazilian Corporate Law.

3.	Regarding the company whose control was or will be acquired:

a.	Inform the name and qualification

Liquigás Distribuidora S.A. – Liquigás, a corporation, headquartered at Av. Paulista, 1842 – 1st, 2nd and 3rd part, 4th, 5th and 6th floor, Condomínio Cetenco Plaza – Torre Norte, in the city of São Paulo, State of São Paulo, enrolled with the CNPJ/MF under No. 60.886.413/0001-47.

b.	Please inform the number of shares or units of ownership of each class or type issued

Liquigás’ share capital is R$ 644,093,205.57 (six hundred forty-four million, ninety-three thousand, two hundred and five reais and fifty-seven cents), divided into 8,145,118 (eight million, one hundred forty-five thousand, one hundred eighteen) common shares.

c.	List all direct or indirect controlling shareholders or members of controlling block and their stake in share capital, if they are related parties, as defined by the accounting rules addressing the matter.

The Seller holds all shares issued by Liquigás. The Seller is not, directly or indirectly, a related party of Ultrapar, as defined by the accounting rules addressing such matter.

d.	For each class or type of shares or quotas of the company whose control will be acquired, inform:

i.	Minimum, average and maximum price for each year, on the markets where they are traded, for the last 3 (three) years

Not applicable. The shares issued by Liquigás do not have a trading history, due to the fact that they are shares of a closely-held company.

ii.	Minimum, average and maximum price for each quarter, on the markets where they are traded, for the last 2 (two) years

Same as item d. (i) above.

iii.	Minimum, average and maximum price each month, on the markets where they are traded, for the last 6 (six) months

Same as item d. (i) above.

iv.	Average price on the markets where they are traded, for the last 90 days

Same as item d. (i) above.

v.	Net equity value at market prices, if such information is available

Information not available.

vi.	Annual net income for the last 2 (two) fiscal years, monetarily adjusted

Liquigás’ annual net income was R$ 62,411,980.00 (sixty-two million, four hundred eleven thousand, nine hundred and eighty reais) for the fiscal year ended December 31, 2014 and R$ 122,091,510.00 (one hundred twenty-two million, ninety-one thousand, five hundred and ten reais) for the fiscal year ended December 31, 2015, both monetarily adjusted by the IPCA accumulated until November 17, 2016.

4.	Main terms and conditions of the transaction, including:

a.	Identification of the sellers

Petróleo Brasileiro S.A. – Petrobras, a mixed-capital company, headquartered in the City and State of Rio de Janeiro, at Av. República do Chile, No. 65, enrolled with the CNPJ/MF under No. 33.000.167/0001-01.

b.	Total number of shares or quotas acquired or to be acquired

Same as item 3(b) above – 8,145,118 (eight million, one hundred forty-five thousand, one hundred eighteen) common shares issued by Liquigás. Upon the Acqusition, Ultragaz will become the holder of all shares issued by Liquigás.

c.	Total price

The Acquisition amount is R$ 2,665,569,000.00 (two billion, six hundred sixty-five million, five hundred sixty-nine thousand reais) (“Base Acquisition Price”), which shall be adjusted according to the daily average rate variation for interbank deposits of 1 (one) day, daily calculated and published by the Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos – CETIP), expressed as percentage per year (considering a year of 252 business days) (“CDI”) between the SPA’s execution date and the Acquisition closing date (“Closing Date” and “Acquisition Price”, respectively). Such Base Acquisition Price corresponds to an enterprise value of R$ 2,800,000,000.00 (two billion, eight hundred million reais), plus the value attributed to Real Estate in Osasco (according to the definition below) minus Liquigás’ net debt, on December 31, 2015, of R$ 196,031,000.00 (one hundred ninety-six million and thirty-one thousand reais).

In the event the non-operating real estate held by Liquigás in the city of Osasco (“Real Estate in Osasco”) is transferred by Liquigás to third parties until the Closing Date, the Acquisition Price shall be reduced by the value attributed, duly adjusted according to CDI’s variation between SPA’s execution date and the Acquisition’s Closing Date.

Furthermore, the Acquisition Price is subject to adjustment, and it shall increase or decrease due to working capital variations and Liquigás’ net debt position between December 31, 2015 and the Closing Date, calculated after the Closing Date.

d.	Price per share or quota for each type and class

The price per share issued by Liquigás is R$ 327.26 (three hundred twenty-seven reais and twenty-six cents).

e.	Form of Payment

On the Closing Date, the Acquisition Price shall be paid to the Seller, in domestic currency, according to the definition in item 4.c above.

f.	Condition precedent and condition subsequent to which the transaction is subject

The closing of the Acquisition is subject to certain conditions precedent usual in transactions of such nature, among which (i) approval by the Brazilian Antitrust Authority – CADE; (ii) approval by the extraordinary general shareholder’s meeting of Ultrapar, pursuant to article 256 of the Brazilian Corporate Law; and (iii) approval by Seller’s general shareholders’ meeting, according to its Bylaws.

g.	Summary of representations and warranties of the sellers

The Seller’s representations and warranties are as follows (i) incorporation and existence of the Seller and Liquigás according to the Brazilian law; (ii) Seller’s capacity, as well as Liquigás’, to execute the SPA, comply with obligations assumed thereunder and complete the transaction set forth therein; (iii) inexistence of violation of laws, corporate documents of the Seller or of Liquigás and any instrument executed by the Seller or by Liquigás due to SPA’s execution; (iv) ownership of shares subject matter of the Acquisition by the Seller and absence of encumbrances; (v) compliance and adequacy of Liquigás’ financial statements dated December 31, 2015, and its accounting books and tax records with the Brazilian accounting principles and applicable laws; (vi) ordinary conduction of Liquigás’ business as of December 31, 2015, until SPA’s execution date; (vii) inexistence of material proceedings (according to SPA’s definition) involving Liquigás; (viii) ownership or possession, by Liquigás, of assets required to proceed with its ordinary course of business, free from encumbrances; (ix) maintenance of insurance policies at appropriate amounts by Liquigás; (x) tax matters; (xi) labor matters; (xii) anti-corruption matters; (xiii) competition matters; (xiv) intellectual property held or used by Liquigás; (xv) compliance with laws by Liquigás; (xvi) absence of third parties entitled to received payments as a result of the Acquisition (except the Seller’s financial advisor, whose commission shall be paid by the Seller); and (xvii) inexistence of payments or bonuses due to the Acquisition (including to Liquigás’ employees and managers).

h.	Rules on the indemnification of purchasers

The Seller shall indemnify the Purchaser, Liquigás (after Closing Date), its affiliates and respective managers for any losses, obligations, claims or liabilities, as well as any fines, interest, penalties, costs or expenses, including judicial costs, reasonable attorney’s fees and other experts’ fees (“Losses”), effectively and directly borne or incurred by such persons as a result of: (i) any inaccuracy, violation or omission of any representation or warranty provided by the Seller under the terms of the SPA; (ii) partial or full non-compliance with any obligation, duty or agreement assumed by the Seller under the SPA; (iii) non-compliance with anti-corruption laws related to Liquigás’ management and/or businesses and activities; and/or (iv) of the Real Estate in Osasco, in the event it is transferred by Liquigás to third parties before the Closing Date.

Certain limitations shall be applied to the indemnity payment obligation, which vary according to the nature of the Loss. Losses specifically related to fraud, tort or bad-faith by the Seller, non-compliance with anti-corruption laws related to Liquigás’ management and/or businesses and activities, shall be indemnifiable if claimed within a period of up to 5 years as of the Closing Date, limited to the Acquisition Price.

i.	Required government approvals

The Acquisition shall be subject to approval by CADE.

Bearing in mind that Liquigás leases certain areas located in port terminals, ANTAQ’s approval shall be also obtained by the Seller in order to comply with the conditions precedent to closing, in order to prevent the termination of the respective agreements.

j.	Collaterals granted

The Purchaser submitted a guarantee issued by Banco Bradesco S.A. to ensure (i) payment of Acquisition Price, (ii) payment of Acquisition Price adjustment (in the event it is due by Ultragaz under the terms of the SPA) and (iii) payment of the penalties set forth in item 7 below (if due by Ultragaz under the terms of the SPA).

5.	Purpose of the transaction

Ultragaz was the first LPG distributor in Brazil and it is committed to continuously developing this market since its foundation, nearly 80 years ago. This Brazilian company is considered a reference in the LPG industry and it wishes to continue growing and creating value, its purpose for this Acquisition.

It is worth mentioning that the outlook for LPG businesses are in line with the expansion plan for all Ultrapar’s businesses: increased efficiency, opportunity to stand out by offering convenient and high quality products and services.

6.	Analysis of the benefits, costs and risks of the transaction

Ultragaz uses innovation as a means to stand out, by offering greater convenience and a better value proposal to customers. The Acquisition shall allow the differentiation strategy and operating excellence of Ultragaz, in addition to its investment capacity, allied with assets and the high-quality resellers network of Liquigás, to bring significant efficiency gains in logistics, management and operation practices, resulting in better services, benefits to customers, resellers, clients and society as a whole.

The main costs associated to the Acquisition are related to the integration of operations, including system integration costs and adjustments of visual programming and brand use. In relation to risks, Ultragaz has assumed certain obligations of the businesses acquired by Liquigás, therefore, existing financial and legal obligations and other contingencies – except the indemnification events agreed upon under the SPA – shall become Ultragaz’ responsibilities.

Ultragaz may incur in additional costs if restrictions shall be imposed by governmental authorities, should the Acquisition be approved upon imposition of restrictions.

7.	Costs for the company if the transaction is not approved

In the event of Acquisition is not approved by the extraordinary general shareholder’s meeting of Ultrapar or by the Brazilian Antitrust Authority – CADE, the agreement shall be terminated, and a compensatory fine of 10% of Base Acquisition Price shall apply, increased by Liquigás’ net debt on December 31, 2015, defined in the Agreement (that is, a fine of R$ 286,160,000.00), payable by the Purchaser in favor of the Seller.

8.	Describe the sources of funds for the transaction

Ultrapar and the Purchase have their own funds to assume the payment of the total value of the Acquisition. However, they may decide to take out a loan from first rank financial institutions. The closing of the transaction is not subject to such funds. There will be no issuance of shares to pay the Acquisition.

9.	Describe the management’s plans for the company whose control was or will be acquired

The management’s plan includes integrating the operation acquired with Ultragaz’ operations, enabling growth and more competitiveness through a larger operating scale and higher logistics efficiency. Furthermore, the Acquisition will geographically complement Ultragaz’ resellers network, according to the definition in item 6.

10.	Provide management’s statement with justification, recommending the approval of the transaction

Considering the information contained in this Annex, the management recommends the approval of the Acquisition, which we believe will produce benefits to Ultrapar and its shareholders, considering that the Acquisition will geographically complement Ultragaz’ resellers network, strengthening Ultragaz’ business.

11.	Describe any existing corporate relation, even if indirect, between:

a.	Any of the sellers or the company whose control was or will be acquired; and

b.	Parties related to the Company, as defined by the accounting rules related to this subject

Liquigás, on the one hand, and the Purchaser and Ipiranga Produtos de Petróleo S.A. (Ultrapar’s wholly-owned subsidiary), on the other hand, have equity interest in three other companies, as shown in the table below:

1)	Metalúrgica Plus S.A. (non-operating company)

Shareholder	Number of Shares
Liquigás	3,000
Companhia Ultragaz S.A.	3,000
Others	3,000
Total	9,000

2)	Plenogas Distribuidora de Gás S.A. (non-operating company)

Shareholder	Number of Shares
Liquigás	1,384,308
Ipiranga Produtos de Petróleo S.A.	1,384,308
Others	1,384,308
Total	4,152,924

3)	Utingás Armazenadora S.A.

Shareholder	Number of Shares
Liquigás	3,074,374
Ipiranga Produtos de Petróleo S.A.	1,672,188
Others	8,630
Total	4,755,192

Furthermore, Refinaria de Petróleo Riograndense S.A. is jointly held by Ultrapar, the Seller and Braskem S.A., each company holds 33% of common shares issued by Refinaria de Petróleo Riograndense S.A.

Except as mentioned above, Ultrapar is not aware of the existence of any corporate relation among Ultrapar’s related parties, as defined by the accounting rules, and the Seller and Liquigás.

12.	Provide details of any transactions carried out in the past two (2) years by any of the parties related to the company, as defined by the accounting rules related to this subject, involving equity interest or other securities or debt instruments of the company whose control was or will be acquired

Ultrapar is not aware of any transactions carried out by any parties related to Ultrapar, as described above.

13.	Provide a copy of the reports and studies prepared by the company or by third parties, which served as the basis for the acquisition price

The price of the Acquisition was determined in negotiations between Ultrapar and the Purchaser, on the one hand, and the Seller, on the other hand, independent and autonomous parties, based on the assessment each party carried out for the business of the Acquisition and the financial information provided by the Seller. It is worth mentioning that Ultrapar’s and Ultragaz’ managers have the required knowledge about the market in which Liquigás operates for the appraisal of the business, discussion and negotiation of the price with the Seller.

Additionally, in compliance with article 256, paragraph 1 of the Brazilian Corporate Law, the management hired the preparation of a valuation report, which shall be disclosed on this date together with the documents required to call the extraordinary general shareholders’ meeting of Ultrapar.

14.	In relation to third parties who prepared studies or valuation reports:

a.	Inform the name

Ernst & Young Assessoria Empresarial Ltda. (“Appraisal Firm”).

b.	Describe its skills

The Appraisal Firm is one of the big four professional service providers in the world for audit, consulting and ancillary services for varied types of companies worldwide. Globally, the Appraisal Firm has 728 offices across 150 countries, with a staff of about 212,000 employees. In Brazil, it has about 5,500 employees and 15 offices in 12 cities. The job was performed by the Department of Transaction Advisory Services (TAS), which provides services and financial solutions related to Mergers and Acquisitions, Project Finance, Real Estate Advisory Services, Financial Strategy, Transaction Support (Due Diligence Services), Fixed Assets and Intangible Assets, Business Modeling and Valuation services for the largest organizations in the world.

c.	Describe how they were chosen

The Appraisal Firm was selected because of its quality, experience and track record in valuation reports and overall advisory.

d.	State if they are related parties to the company, as defined in the accounting rules governing this matter

The Appraisal Firm is not a party related to Liquigás.

ANNEX II – VALUATION REPORT

Rio 2016 Apoiador Oficial TM Rio 2016
Ultrapar Participações S.A.
Economic-Financial Valuation Report of Liquigás Distribuidora S.A.
December 19, 2016
Reliance Restricted
EY Building a better working world

EY Building a better working world
Reliance Restricted
To Ultrapar Participações S.A. Board of Directors Ultrapar Participações S.A.
Av. Brigadeiro Luĺs Antônio, 1343 São Paulo – SP
Dear Sirs, As agreed in our Engagement Letter, Ernst & Young Assessoria Empresarial Ltda. (“EY”) is pleased to present this economic financial valuation report of Liquigás Distribuidora S.A. (“Company” or “Liquigás”), as of December 31, 2015.
The purpose of this report is to provide the management (“Management”) and shareholders (“Shareholders’) of Ultrapar Participações S.A. (“Ultrapar”) with an estimate of the economic financial value of Liquigás, in order to support the proposed value of the Company at the Ultrapar Shareholders’ Meeting, in accordance with the requirements of article n° 256 of Corporate Law n° 6.404/76252 (“Brazilian Corporate Law”).
We emphasize, however, that the results of our work must be considered by Management and Shareholders only as one of the factors that support their decision on an eventual transaction. We understand that the final decision on the occurrence and conditions of a possible transaction is the sole responsibility of Management and the Shareholders.
EY allows the disclosure of this economic and financial valuation report to any person who requests it due to legal or regulatory requirements or determination related to this possible transaction, in which case the report shall be disclosed in its entirety.
It is important to highlight that no audit procedures have been applied to the information provided by the Management. In addition, our recommendations and calculations presented in this report are based on market expectations and on the macroeconomic conditions prevailing as at the reference date of this report. These expectations and conditions can be different in the future and consequently impact the assessed Company’s operations. Our analysis was based on the best available information and estimates that EY had access to and performed all the necessary analyses that it deemed necessary. We consider that the information and analyses used in the preparation of this report are consistent and complete. However, as the case with any future expectations on projected financial information, the forecasts herein presented are subject to risks and uncertainties, and actual results may present differences when compared to the projections.
We appreciate the opportunity to collaborate with Ultrapar and the attention of its executives and employees during the execution of this work.
This report is an English version of the Portuguese report “Laudo de Avaliação Econômico Financeira da Liquigás Distribuidora S.A.” dated December 19, 2016. In case of any doubt, the report in Portuguese must be considered the official one.
Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909 Torre Norte – 10o. andar 04543-001 – São Paulo – SP Telefone: +55 11 2573-3000
www.ey.com.br
São Paulo, December 19, 2016
Sincerely,
Andréa de Brito Fuga Felipe Miglioli
Partner Partner -Independent Reviewer
Rafael Meninelli
Manager
Member company of EY Global Limited

Summary
1. Executive Summary
1.1 General Considerations
2. Appraiser’s Information
2.1 EY
2.2 The EY Quality Process
2.3 The team responsible for the Valuation
2.4 Credentials
3. Macroeconomic Overview
4. Market Analysis
5. Company Overview
5.1 Liquigás Business Description
5.2 Historical Financial Information
5.3 Forecasted Financial Information
6. Liquigás Valuation 29
6.1 Valuation Methodology Overview
6.2 Discounted Cash Flow (DCF) Implementation
7. Conclusion
8. Appendix
A. Statement of Limiting Conditions
B. Main Valuation Approaches
C. Discount Rate Derivation
D. Selected Peer Companies
9. Exhibits
Reliance Restricted

ANP National Agency of Petroleum, Natural Gas and Biofuels
BACEN Banco Central do Brasil (Central Bank of Brazil)
BR GAAP Brazilian Generally Accepted Accounting Principles
BRL or R$ Brazilian Currency (Real)
CAGR Compound Annual Growth Rate
CAPEX Capital Expenditures
CAPM Capital Asset Pricing Model
Client Ultrapar Participações S.A.
Company Liquigás Distribuidoras S.A.
COPOM Comitê de Polĺticas Monetárias (Brazilian Monetary Policy Committee)
CPC Comitê de Pronunciamentos Contábeis (Committee of Accounting Pronouncements)
CPI U.S. Consumer Price Index
CSLL or CS Contribuição Social Sobre o Lucro Lĺquido (Social Contribution on Net Profit)
CVM Comissão de Valores Mobiliários (Brazilian Securities Commission)
DCF Discounted Cash Flow
EBIT Earnings Before Interest and Taxes
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization
EBT Earnings Before Taxes
EV Enterprise Value
EY Ernst & Young Assessoria Empresarial Ltda.
GDP Gross Domestic Product
GS Gross Sales
IBGE Instituto Brasileiro de Geografia e Estatĺstica (Brazilian Institute of Geography and Statistics)
IGP-M Índice Geral de Preços - Mercado (Brazilian General Price Index - Matket)
Reliance Restricted

IPCA Índice de Preços ao Consumidor Amplo (Brazilian Official Index Price)
IRPJ or IR Imposto de Renda de Pessoa Jurídica (Income Tax)
LPG Liquified Petroleum Gas
LTM Last Twelve Months
Management Refers to Ultrapar and all of its subsidiaries management, when not specified
NFY Next Fiscal Year
NOPAT Net Operational Profit After Tax
NS Net Sales
Reference Date December 31, 2015
Report This report dated December 19, 2015
Selic Sistema Especial de Liquidação e Custódia (Brazilian Base Interest Rate)
Sindigás Sindicato Nacional das Empresas Distribuidoras de Gás Liquefeito de Petróleo
SUDENE Superintendência do Desenvolvimento do Nordeste
USD or US$ American Currency (US Dollar)
WACC Weighted Average Cost of Capital
Reliance Restricted

1. Executive Summary
1.1 General Considerations
1.2 Valuation Summary
Reliance Restricted

1. Executive Summary
1.1 General Considerations
The purpose of this report is to provide the Management and shareholders of Ultrapar with an estimate of the economic financial value of Liquigás, to support the Company value at the Ultrapar shareholders’ General Meeting, in accordance with the requirements of in accordance with the requirements of the Brazilian Corporate Law. To reach this purpose, certain procedures were applied as described herein, always based on historical facts and economic and market perspectives prevailing as of December 31, 2015.
EY prepared an economic financial valuation of 100,0% of Liquigás shareholders’ equity, as of December 31, 2015, based on the Discounted Cash Flow (DCF) methodology, adjusted for debts of Liquigás on the reference date.
The information presented in this valuation report was based on Liquigás’ audited financial statements, which were further corroborated with management information related to Company, provided by its management or Banco Itaú BBA S.A. (“Itaú BBA”), Liquigás financial advisor during the transaction, information available to the general public, and further, on analyses performed by EY, as well as its experience in the sector.
Neither Liquigás’ nor Ultrapar’s (and its related parties) shareholders or management (i) directed, limited, difficulted or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions, (ii) restricted in any way, our ability to determine the conclusions presented independently, and (iii) determined the methodologies used by our team for the preparation of Liquigás’s valuation.
Furthermore, it is important to mention that neither EY, nor any partner and / or professional who participated in this project have any interest, direct or indirect, in Liquigás or Ultrapar. The estimated fees for the execution of this work are not based on and not related to the values herein reported.
This report and its conclusions are not recommendations of EY with respect to the acceptance by the shareholders of Liquigás or Ultrapar of the proposal that Ultrapar will present or recommendations to Liquigás or Ultrapar shareholders relating to the exchange proposal that will be presented to them. Each shareholder must reach his/her own conclusions about the appropriateness and acceptance of offers.
Reliance Restricted

1. Executive Summary
General Considerations about the use and distribution of this valuation report
This document and the opinions and conclusions contained herein are for the use of Ultrapar and its Shareholders under the following conditions:
• EY authorizes the dissemination and display of this valuation report to Ultrapar managers and shareholders, to its assistants, to the Brazilian Securities Commission (CVM), to the São Paulo Stock Exchange (BM&FBovespa), to the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), being Ultrapar’s responsibility to make it available on its website and on the CVM website for purposes of requirements of current regulations;
• This valuation report should not be distributed in parts;
• This valuation report was prepared considering the delimited scope related to the potential transaction and in attendance to the requirements of Brazilian Corporate Law. This report should not be used under any circumstanteces nor by any recipient for any other purpose other than that delimited within this report.
Purpose and scope of work
Considering the context of our work, its objective is to provide an estimate of the economic-financial value of Liquigás, to support the Company value at the Ultrapar Shareholders’ Meeting, in accordance with the requirements of the Brazilian Corporation Law.
For the calculation of Liquigás’ estimated economic-financial value, the following procedures were considered:
• Interviews with Ultrapar management, to clearly understand the nature and history of the business, including historical financial performance, future growth prospects, business plans, estimates of future performance, assumptions and fundamentals for these estimates, as well as factors that may affect the Company planning;
• Analyses of industry, competition and economic environment in which the Company operates, as well as the position which it occupies in the market and the performance registered in comparison to competitors or similar businesses, to identify future prospects for growth and profitability;
• Inclusion of adjustments to the historical financial statements for certain non-operating or non-recurring expenses that may be considered irrelevant by an investor when analyzing the permanent expenses of the Company’s operation;
Reliance Restricted

1. Executive Summary
• Verification that factors that may affect the business in the future were properly considered, and evaluation of the global internal consistency of the assumptions and hypotheses established;
• Projection of the Company’s financial statements (Income Statement and Cash Flows) based on the information extracted from the financial statements provided by the Company, experiences acquired during meetings and discussions with Ultrapar management, public information, EY experience in the sector in which the Company operates and market analyses, that EY considers consistent, relevant and appropriate;
• Estimated value through the Discounted Cash Flow methodology;
• Discount rate calculation that reflects the Company’s and its industry’s risks used to estimate the net present value of the cash flows and perpetuity;
• The scope of this work does not include any type of audit procedures; however this work is based, among other information, on audited financial statements of the Company and the due diligence reports prepared by EY regarding the Company.
Reliance Restricted

1. Executive Summary
General Assumptions
• Reference date: December 31, 2015;
• Value of Standard1: the Liquigás estimated economic-financial value was based on the concept/value of standard by which the participation in a company can be negotiated between interested parties, knowledgeable of the business and independent one from another, with the absence of factors that pressure the transaction settlement or that characterize a compulsory transaction;
• Methodology: Income Approach – Discounted Cash Flow;
• Forecasted Period: 11 years, from January 1, 2016 to December 31, 2026 and perpetuity;
• Currency: Free Cash Flows were forecasted in Brazilian Reais (BRL) in nominal terms (considering the impact of inflation);
• Discount rate: 13.4% in Brazilian Reais (BRL) in nominal terms according to WACC methodology;
• Adjustments: The Company’s Debts were not considered in the cash flow projections and were treated separately and added/subtracted from the present value of the cash flows and perpetuity, impacting Liquigás’ equity value;
• Specific assumptions: the projections are based on the information extracted from the financial statements provided by the Company, experiences acquired during meetings and discussions with Ultrapar and Liquigás management, public information, EY experience in the sector in which the Company operates and market analyses, that EY considers consistent, relevant and appropriate;
• Perpetuity growth rate: a real growth rate of 0.9% was forecasted based on the long-term business growth expectations, plus long-term inflation of 4.9% (IPCA), resulting on a perpetuity growth rate of 5.9%.
1 Source: CPC 46 – Mensuração a valor justo. Freely translated as “Fair Value Measurements”.
Reliance Restricted

1. Executive Summary
Valor composition (BRL millions) 1,417 1,654 3,071 (145) 2,926
Present Value of Cash Flows Perpetuity Enterprise Value Debts Equity Value
Source: EY
Estimate of the economic-financial value for Liquigás
Based on the information received and analysis performed, our valuation resulted in an estimate value of BRL 2,926 million (two billion ninety hundred and twenty-six million Reais), for 100.0% of Liquigás’ capital (Equity value), as of December 31, 2015, as follows:
Value compositon (BRL millions)
Present value of discrete cash-flows 1,417
Present value of perpetuity 1,654
Enterprise Value (EV) 3,071
Gross Debt2 (145)
Equity Value 2,926
Implied multiples 2015
EV/EBITDA 10.1x
EV / Net revenues 0.8x
Source: EY / Liquigás Financial Statements / Capital IQ
The values obtained by DCF method are relevant in the following context of the planned transaction:
• The profitability assumptions and value are in line with the historical data and the market where the Company operates and are consistent with financial indicators of the peer companies;
• The drivers for valuation are consistent with the Company’s size and long-term expected growth, on a stand-alone basis;
• The DCF methodology is the one that best reflects the value of the investment, based on future profitability (the Income Approach).
This estimated value does not consider possible contingencies, insufficient, or active or unexpected assets or liabilities that are not registered in Company’s balance sheet. As a result, the presented results do not consider their effect, in case it exists.
2 Gross debt illustrated in the value composition table contemplates short-term debt in the amount of BRL 110.9 million and long-term debt in the amount of BRL 44.3 million, as indicated as of December 31, 2015 audited financial statements.
Reliance Restricted

2. Appraiser’s Information
2.1 EY
2.2 The EY Quality Process
2.3 The team responsible for Valuation
2.4 Credentials
Reliance Restricted

2. Appraiser’s Information
2.1 EY
History
This report was prepared by EY, a company linked to EY Global Network, one of the global leading audit, consultancy and business advisory company, resulting from the merger of accounting and advisory offices that have emerged in the United States in early 1900s.
The history of EY began in the early of twentieth century in the United States. In 1906, the Scotsman, Arthur Young, opened in Chicago an accounting firm in charge of British companies business, creating the Arthur Young & Co.. Meanwhile, in Cleveland, a small accounting office named Ernst & Ernst, founded by brothers AC and Theodore Ernst in 1903, was already operating. In the following years, both accounting firms acquired other accounting offices and opened new branches.
In 1979, the international relation initiated by A. C. Ernst culminated in the merger with the British firm Whinney Murray & Co., creating a global company, Ernst & Whinney.
In 1989 , Ernst & Whinney merged with Arthur Young , creating Ernst & Young, the company that current operates in over 140 countries and has 175 thousands employees.
In Brazil, EY has about five thousand employees.
TAS – Transaction Advisory Services
EY’s department of Transaction Advisory Services (TAS) provides services and financial solutions related to Mergers and Acquisitions, Project Finance, Real Estate, Advisory Services, Financial Strategy, Transactions Support (Due Diligence), Fixed and Intangible assets appraisals, Valuation and Business Modelling services.
EY’s Valuation and Business Modelling unit of the TAS department was responsible for the economic and financial valuation of Liquigás.
Reliance Restricted

2. Appraiser’s Information
2.2 The EY Quality Process
The reviewing process in EY is insightful and consists of several steps, in which qualified professionals of all hierarchical levels, that participated and did not participate in the work, are engaged.
Specifically in the Valuation & Business Modeling unit, responsible for Liquigás economic and financial valuation, all the businesses models / spreadsheets and valuation report go through reviewing process that is initiated by the Manager responsible for the project. After the Manager approval, all the information is reviewed again by a Senior Manager. Then, there is an independent review of a Partner. The last step of the process refers to the review and approval of the Partner responsible for the project.
Reliance Restricted

2. Appraiser’s Information
2.3 The team responsible for the Valuation
Our approach considers that the human element is fundamental to reach the established goals. Thus, we seek to create a team with experience in the industry that Liquigás operates.
The project was led by professionals with experience in the TAS departments of Business Valuation, Financial Advisory and Corporate Finance at EY.
Our team leader was Ms. Andréa de Brito Fuga, the partner responsible for the Valuation & Business Modeling unit in the TAS department at EY that coordinated the project as a whole.
The independent review was performed by Mr. Felipe Miglioli, Partner responsible for the Corporate Finance Strategy practice in the TAS department at Parthenon-EY.
The responsible for implementing the services was Mr. Rafael Meninelli, Manager of the Valuation & Business Modeling unit in the TAS department at EY.
??Andréa de Brito Fuga (andrea.fuga @br.ey.com) – Partner
Partner within Capital Transformation Group, in the area of Valuation Advisory Services of EY Brazil, Andréa has broad experience in projects of Economic Valuations and Mergers & Acquisitions.
Leads several economic valuations projects, undertaken with the objective of supporting financial reporting, tax, restructuring, public offering and negotiations.
Coordinates, as an expert, reviews of economic valuations applied to financial reports, related to fair value of investments, intangible and biological assets, and impairment of goodwill and other assets. Developed numerous viability studies, business modeling and business plans, connected to ongoing and green field projects.Andrea has also taken part of consulting projects related to capital structuring, maximization of shareholders value, and judicial disputes around Economic Valuations and M&A themes.
Coordinated several M&A advisory projects, which included the phases of identifying potential investors, preparation of Information Memoranda, initial contacts and negotiations of pricing, conditions, guarantees, contracts and other issues related to the transactions. Among her clients, the main industries served were consumer products, sugar and alcohol, forest, food and beverage, and services.
Andréa developed and teached several training courses related to economic valuations of companies and assets.In her career, Andréa had relevant experiences in financial institutions and global consulting and auditing companies.
Reliance Restricted

2. Appraiser’s Information
Andrea is a Bachelor in Public Administration, by Fundação Getulio Vargas (SP, Brazil) and has a MBA in Finance and Strategy by Simon Graduate School of Business, at University of Rochester (NY, USA).
Felipe Miglioli (felipe.miglioli@br.ey.com) – Partner Independent Reviewer
Felipe Miglioli is a partner of EY based in the São Paulo office, focused on the Parthenon-EY / Corporate Finance Strategy practice in South America.
He has large experience in growth strategy and corporate finance consulting. Much of Miglioli’s work is performed in connection with investment and transaction decisions involving analysis of new businesses, mergers and acquisitions, joint ventures, feasibility analysis of new businesses, portfolio optimization and implementation of value based management process. He has extensive experience providing consulting services to private equity and venture capital funds, mid-size and large (private and public) companies. His functional knowledge includes growth strategy, commercial due diligence, investment analysis, business planning, valuation and investment thesis development. Felipe earned his undergraduate degree, in Business Administration from Mackenzie University in São Paulo. He received his MBA with distinction from the Insper – Instituto de Ensino e Pesquisa in São Paulo, Brazil.
Rafael Meninelli (rafael.meninelli@br.ey.com) – Manager
Manager within the Valuation & Business Modelling (V&BM) group of EY’s Transaction Advisory
Services group.
Has over 7 years of experience with business valuations for several purposes including M&A’s, JV’s, project viability studies, tax litigations and corporate restructuring, amongst others.
Extensive experience with purchase price allocations for financial reporting purposes.
Was transferred to EY LLP Chicago office for approximately 1 and a half years in which he acquired significant experience through engagements for fortune 500 companies.
Has experience with reviews of valuations prepared for financial reporting and tax purposes including fair value of investments, intangible assets, impairment testing and legal entity mergers, amongst others.
Amongst his main clients, he has noteworthy experience within the consumer products, retail, health, food and beverage and services industries.
Post-graduate degree in Finance and Investment Banking from FIA – Fundação Instituto de Administração e Bachelors degree in Economics from Insper – Instituto de Ensino e Pesquisa.Currently undergoing American Society of Appraisers (ASA) certification having participated in business valuation and valuation of intangible asset courses ministered by the ASA.
Reliance Restricted

2. Appraiser's Information

2.4 Credentials

The TAS department at EY provided services to clients from various sectors, confirming its technical capability.

As our main services provided, we highlight the following: Economic and Financial Valuation, Privatization, Equity Valuation, Financial Advisory, Mergers & Acquisitions and Real Estate Advisory.

Among some of the companies, we provided services is important to mention:

Client	Industry	Service Provided	Year
General Electric do Brasil	Several	Economic-Financial Valuation	2013
Bunge	Several	Economic-Financial Valuation	2013
Boticário	Consumer Products	Economic-Financial Valuation	2013
Quark	Oil & Gas		2013
Ambev	Drinks	Economic-Financial Valuation	2013
Sete Brasil	Oil & Gas	Economic-Financial Model Revision	2013
Odebrecht Óleo e Gás	Oil & Gas	New Operating Model Design	2013
Andrade Gutierrez	Oil & Gas	Economic-Financial Advisory for PPP Purposes	2013
Ultrapar Participações	Several	Economic-Financial Valuation for CVM 319 Purposes	2013
Banco Máxima	Banking	Economic-Financial Valuation for CVM 476 Purposes	2014
BIC Banco	Banking	Economic-Financial Valuation for CVM 361 Purposes	2014
JCA Holding	Oil & Gas	Economic-Financial Valuation	2014
J&F Participações	Several	Economic-Financial Valuation	2015
Ultrapar Participações	Oil & Gas	Economic-Financial Valuation and Potential Joint Venture Analysis	2016

Reliance Restricted

15

3. Macroeconomic Overview
Reliance Restricted

3. Macroeconomic Overview
Brazilian economy
Economic activity3
The Brazilian Gross Domestic Product (GDP) was 0.1% in 2014 and -3.7% in 2015. According to market expectations published by BACEN, Brazilian GDP is expected to continue a retraction scenario in 2016 with mid and long-term recovery.
Inflation
The official inflation index, IPCA (Brazilian Official Index Price) ended 2014 at 6.4% and 2015 at 10.7%. According to market expectations presented in the ‘Boletim Focus’, IPCA is expected to reach 6.9% in 2016. The General Price Index – Market (IGP-M), calculated by FGV, ended 2014 at 3.8% and 2015 at 10.5%. The expectations of the ‘Boletim Focus’ analysts were that it would remain at 6.6% by the end of 2016.
Monetary policy
The Monetary Policy Committee (COPOM) took into consideration the macroeconomic conjuncture and the perspectives of the Brazilian inflation and consequently, decided to maintain the Selic rate to 14.25% p.y. The COPOM understands that maintaining this level of the basic interest rate, for a sufficiently long period, is necessary for the convergence of inflation to the target at the end of 2016.
Brazil Risk4
The Embi+, better known as Brazil risk, is calculated by JP Morgan, bank of relevance in dealing securities in emerging market countries. The index explains the difference in the daily performance of the debt bonds from the U.S. and emerging markets debt bonds and is an indicator of the financial health for the country in question. The index-closed December at 523 basis points, which indicates a difference of 5.2 p.p. between the performance of Brazilian debt bonds and U.S. bonds. The monthly average was 484 basis points and the last twelve-month (LTM) average was 345 basis points. The index peaked in the first semester of 2016 due to political uncertainty, but then presented a decreasing tendency towards 2015 levels.
3 Market expectations refer to Focus Report (31 December 2015).
4 Source: Embi+ calculated by JP Morgan
EMBI + vaiation (p.p.)
Source: IPEA data
Reliance Restricted

4. Market Analysis
Reliance Restricted

4. Market Analysis
Overview
The LPG (Liquified Petroleum Gas), also known as “cooking gás”, is a fossil fuel derived from butante and propane gases, that possess the inherent characteristic of becoming liquefied when submitted to preassure. LPG is mostly used in cooking, water heating and grain drying, amongst others, representing 48.0% of the global consumption, according to Sindigás.
Brazilian LPG Market
According to Marketline 5 , the Gas Utilities market in Brazil, which comprises natural gas comsumption, including LGP, is expected to present a CAGR of 10.0% between 2016 and 2020, reaching BRL 68 billions.
In Brazil, the LPG is distributed in 100.0% of the 5,570 cities, covering 95.0% of the households and more than 150 thousand companies. The LPG industry is key for the country’s economy, where there are 21 distributor companies, around 70 thousand reseller, 100 thousand sales channels, more than 7 million tons marketed yearly, besides the generation of approximately 350 thousand direct and indirect jobs.
Besides the lack of legal entry barriers in the production market, Petrobras remains yet as the only LPG producer in the country.
The LPG sales dynamics between Petrobras and the distributors is regulated by ANP, which establishes a maximum volume that each distributor can request based on its bottle universe and historical consumption level. Petrobras is then responsible for supplying the distributor with the required volume, based on the provided information. ANP requires monthly reports from the distributors, presenting its sales in the previous months and its estimated demand for the next four months.
All the distributors are subject to the sames prices and conditions established by Petrobras. From 2002 on, the Brazilian government ended the refinery subsidies and the LPG prices became Petrobras’s responsibility, which started to be adjusted according to international benchmarks. Eventually, Petrobras announces prices readjustments based on volatility of the import prices of LPG.
The LPG distribution comprises aquisition, storage, packing, transportation, commercialization, quality control and technical assistance. With more than 190 storage facilities located in 24 states and the Federal District, the distributor are primary sourced from Petrobras refineries and the LPG is either transported from the storage facilities to branded third party dealers or sold directly to industry consumers through tankers.
Source: ANP
Gas Utilities Market (BRL billions and %)
10.3% 10.2% 10.0% 9.8% 9.6%
47 51 57 62 68
2016 2017 2018 2019 2020
Market Size Growth
Source: Marketline
LPG Demand (%)
44.0% 24.0% 17.0% 8.0% 6.0%
Southeast Northeast South Midwest North
Source: ANP
5
Marketline Industry Profile Report: Gas Utilities in Brazil
Reliance Restricted

4. Market Analysis

LPG Volume Evolution (000' tons)



Source: ANP

Bottled Segment Concentration (%)


5.7%
23.8%
Liquigás
Nacional Gás
Supergasbras
Ultragaz
Copagaz
Outros

Source: ANP

Bulk Segment Concentration (%)


31.1%
21.2%
Ultragaz
Supergasbras
Liquigás
Nacional Gás
Copagaz
Outros

Source: ANP

According to ANP, the Southeast is the region with the biggest LPG demand, corresponding to approximately 44.0% os the total distributed volume. Following that are the Northeast (24.0%); South (17.0%); Midwest (9.0%); and North (6.0%)

Despite that, between 2007 and 2015, the regions that presented the highest growth rates are North (CAGR 2.9%) and Northeast (CAGR 2.6%), followed by Midwest (CAGR 2.3%), South (CAGR 1.3%) and Southeast (CAGR 0.2%).

Bottled LPG Segment

The Bottled Segment comprises the LPG distribution in bottles. The bottles are sold in different sizes and weights, such as: 2kg, 5kg, 13kg, 20kg, 45kg and 90kg. Those bottles are mostly used as energy source and heating at households.

The majority of the Bottled LPG is commercialized in 13kg bottles (P-13). According to Sindigás, the P-13 distribution is concentrated in five distributors, that represent 94.0% of the market. Those distributors are: Liquigás (23.8%); Nacional Gás (22.1%); Supergasbrás (20.1%); Ultragaz (20.0%); e Copagaz (8.3%).

The regions with the most Bottled LPG concentration are Northeast, where it represents approximately 88.0% of the region consumption; and North, where it representes approximately 87.0% of the region consumption

Bulk LPG Segment

The Bulk Segment comprises the LPG distribution through tankers. The Bulk LPG can be adapted according to the clients needs and differently from the Bottled LPG, there is no need for bottle replacement. The Bulk LPG is largely used in shopping, public and industrial facilities.

The Bulk LPG distribution is as concentraded as the Bottled, where the five biggest distributors hold 91.0% of the market. Those distributors are: Ultragaz (31.1%); Supergasbrás (21.2%); Liquigás (19.5%); Nacional Gás (11.9%); e Copagaz (8.0%).

The regions with the most Bulk LPG concentration are South, where it represents approximately 39.0% of the region consumption; and Southeast, where it representes approximately 34.0% of the region consumption

Reliance Restricted

20

5. Company Overview
5.1 Liquigás Business Description
5.2 Historical Financial Information
5.3 Forecasted Financial Information
Reliance Restricted

5. Company Overview
5.1 Liquigás Business Description
Corporate structure
Liquigás
Liquigás, based in the city of São Paulo, in São Paulo, was founded in 1953 and among its main activities are the manipulation, storage, bottling, transportation, distribution and commercialization of oil refinery products, especially Liquified Petroleum Gas (LPG), divided in two segments:
• Bottled: LPG bottles of 8kg, 13 kg, 20 kg e 45 kg.
• Bulk: Products and services for several industries, commerce segments, agriculture, among others.
Liquigás operates in 23 Brazilian states and the Federal District (except Amazonas, Acre and Roraima). The Company is the national market leader of 13kg bottles and is the third biggest Bulk LPG distributor. Based on information provided by Itaú BBA, the Company owns 26 operating centers and 20 storage facilities, with a storage capacity of 9,032 tons. In 2015 its net revenue was BRL 3.3 billions, with an EBITDA of BRL 214 millions.
The Company was adquired by Petrobras Distribuidora S.A. (“BR Distribuidora”) in august 2004 and in November 2012, after a corporate reorganization, it became a direct subsidiary of Petróleo Brasileiro S.A. (“Petrobras”). Currently, Liquigás invests on the following affiliates:
• Utingás Armazenadora S.A. (31.0%) -LPG storage service provider;
• Plenogás Distribuidora de Gás S.A. (33.3%) -Focused on the LPG commercialization, as well as LPG consumption equipment. It is currently not operating.
• Metalúrgica Plus S.A. (33.3%) – Focused on the LPG bottle manufacture and commercialization, as well as its maintenance and repair. It is currently not operating.
The results obtained by affiliates were treated under the equity method.
Liquigás Operations
Source: Annual Report 2015
Corporate structure
Petróleo Brasileiro S.A.
100%
Evaluated company
Liquigás Distribuidora S.A.
31,0% Utingás Armazenadora S/A
33,3% Plenogás Distribuidora de Gás S/A
33,3% Metalúrgica Plus S/A
Reliance Restricted

5. Company Overview
5.2 Historical Financial Information
Income Statement (BRL thousands)
201320142015Net Revenue2,898,782 2,977,521 3,295,798
Gross Profit870,883 924,020 1,077,868
EBITDA112,733 147,817 214,034
EBIT43,141 78,872 146,621
Financial Ratios (BRL/ton and %)
201320142015LPG Margin524.1 553.8 652.1
Gross Margin30.0%31.0%32.7%
EBITDA Margin3.9%5.0%6.5%
EBIT Margin1.5%2.6%4.4%
Balance Sheet (BRL thousands)
Assets201320142015Cash23,051 12,874 13,231
Accounts receivables100,386 173,853 202,735
Inventory27,881 38,598 29,503
Recoverable taxes38,768 42,184 64,777
Prepaid expenses5,662 4,614 7,395
Other current assets6,687 7,430 15,142
Current assets202,435 279,553 332,783
Other non-current assets55,466 77,478 68,889
Deferred taxes137,669 107,924 79,090
Investments17,725 17,590 17,737
Property, plant, equipment755,089 791,986 830,849
Intangible assets9,674 8,490 9,396
Non current assets975,623 1,003,468 1,005,959
Total assets1,178,058 1,283,021 1,338,743
Liabilities201320142015Suppliers78,777 90,691 79,387
Short term debts23,074 45,868 100,965
Payable taxes14,537 15,187 22,187
Payable dividends6,823 12,524 -
Social obligations43,010 47,401 51,684
Client advances3,287 3,020 4,147
Provisions6,569 3,904 5,133
Other current liabilities10,728 10,939 6,001
Current liabilities186,805 229,534 269,505
Non current liabilities131,770 143,274 128,874
Equity859,483 910,213 940,364
Total liabilities1,178,058 1,283,021 1,338,743
Source: Company
Financial Performance
The analyses in this section were based on published historical financial statements.
Historical financial information summary
Liquigás’ historical financial information was analyzed with the purpose of understanding the trends for the Company’s operational indicators. The Company provided published audited financial data comprising the fiscal year ended on December 31, 2013, and the year ended on December 31, 2015. The tables summarize the historical information of the analyzed period.
Historical Indicators
Throughout the analyzed historical period, although the country’s economy has gone through a recess, the Company’s sales managed to fall less than the market, due to commercial efforts. In addition to that, the price readjusts along the last years boosted the gross revenues that grew with a CAGR of 6.6% between 2013 and 2015.
The gross margin went from 30.0% in 2013 to 32.7% in 2015 due to operating and distribution costs optimization efforts and market price adjustments. The LPG margin, composed by the gross profit per ton, grew 24.4% between 2013 and 2015, going from 524.1 BRL per ton to
652.1 BRL per ton.
The EBITDA margin increased from 3.9% in 2013 to 6.5% in 2015 mainly because of nonrecurrent results, such as wages and benefits readjustments in accordance with the economic clauses of the Convenção Coletiva de Trabalho (CCT)6, acting labor union for the industry.
6
Convenção Coletiva de Trabalho (CCT). Freely translated as Collective Labor Convencion.
Reliance Restricted

5. Company Overview
5.3 Forecasted Financial Information
Bottled LPG Volume (thousand tons and %)
1,363 1,377 1,388 1,401 1,414 1,427 1,440 1,452 1,463 1,472 1,480
2.4%
1.0%0.8%0.9%0.9%0.9%0.9%0.8%0.8%0.6%0.5%
20162017201820192020202120222023202420252026Forecasted VolumeVolume Growth
Bulk LPG Volume (thousand tons and %)
339 340 347 355 365 385
411
433
457
478 494
5.1%
0.3%
2.1%2.3%2.8%
5.5%
6.8%
5.4%5.5%
4.6%
3.3%
20162017201820192020202120222023202420252026Forecasted VolumeVolume Growth
Bottled LPG Net Revenues (BRL millions and %)
2,665 2,837 3,004 3,179 3,365
3,561
3,768
3,984
4,209
4,441
4,682
9.5%
6.4%5.9%5.8%5.8%5.8%5.8%5.7%5.7%5.5%5.4%
20162017201820192020202120222023202420252026Forecasted Net RevenueNet Revenue Growth
Bulk LPG Net Revenues (BRL millions and %)
968 1,023 1,097 1,176 1,268
1,403
1,570
1,735
1,920
2,106
2,281
12.3%
5.7%
7.2%7.3%7.8%
10.6%
11.9%
10.5%10.7%
9.7%
8.3%
20162017201820192020202120222023202420252026Forecasted Net RevenueNet Revenue Growth
Source: EY
Reliance Restricted
Overview of Key Assumptions
During the analysis, market surveys were conducted to support the main assumptions used in this report. The main assumptions adopted were:
Gross Sales
Liquigás’ Gross Sales (GS) derive from sales of Bottled LPG and Bulk LPG:
Bottled LPG: represents approximately 74.0% of the Company’s total gross sales on the reference date. The 13kg bottle represents 99.5% of the Bottled LPG sales.
The Bottled LPG volume was forecasted with a CAGR of approximately 0.8% y.o.y. between
2016 and 2026, which is aligned with the country’s population average growth as well as the
Management expectations presented on the Business Plan of the Company. The Bottled LPG prices were adjusted yearly by the Brazilian inflation (IPCA)
Bulk LPG: representes approximately 26.0% of the Company’s total gross sales on the reference date. The distribution occurs with LPG tankers transporting the LPG to resellers that are supplied periodically according to the client’s needs.
The Bulk LPG volume was forecasted with a CAGR of approximately 3.7% y.o.y. between
2016 and 2026, which is aligned with the country’s GDP expected growth as well as the
Management expectations presented on the Business Plan of the Company. The Bulk LPG prices were adjusted yearly by the Brazilian inflation (IPCA)
Sales Mix
Based on each product growth assumptions and the Management’s strategy, it’s expected that the Bottled LPG percentage in the sales mix fall throughout the forecasted period, once the Company’s growth strategy is focused on increasing the Bulk LPG business market-share. Thus, the Bottled LPG sales percentage in the sales mix is expected to increase from 73.9% in 2015 to 66.9% in 2026, while the Bulk LPG sales percentage is expected to increase from 26.6% in 2015 to 32.8% in 2026.
Operating Costs
The operating costs are composed by the cost of LPG acquisition and freight and were forecasted according to the assumptions described below:
Bottled LPG: The costs were forecasted by product category, based on the historical period. Considering the majority of the Bottle LPG costs refer to raw materials acquisition, they were considered 100.0% variable, aligned with the Bottled LPG distribution revenue growth.

5. Company Overview
Reliance Restricted
Bottled LPG Costs and Gross Margin (BRL millions)
1,716 1,808 1,915 2,027 2,145
2,270
2,402
2,540
2,683
2,831
2,985
35.6%36.3%36.3%36.3%36.3%36.3%36.3%36.3%36.3%36.3%36.3%
20162017201820192020202120222023202420252026Forecasted CostsGross Margin
Bulk LPG Costs and Gross Margin (BRL millions)
681 712 764 819 883
977
1,094
1,208
1,337
1,467
1,589
29.6%30.3%30.3%30.3%30.3%30.3%30.3%30.3%30.3%30.3%30.3%
20162017201820192020202120222023202420252026Forecasted CostsGross Margin
Bottled LPG Margin (BRL/ton)
696
747 785 823 863 905 949 995
1,043
1,094
1,147
11.0%
7.3%
5.0%4.9%4.9%4.9%4.9%4.9%4.9%4.9%4.9%
20162017201820192020202120222023202420252026LPG MarginGrowth
Bulk LPG Margin (BRL/ton)
846
913 959 1,006 1,055 1,106 1,160
1,216
1,275
1,337
1,402
12.3%
7.9%
5.1%4.9%4.9%4.9%4.9%4.9%4.9%4.9%4.9%
20162017201820192020202120222023202420252026LPG MarginGrowth
Source: EY
Bulk LPG: The costs were forecasted by product category, based on the historical period. Considering the majority of the Bottle LPG costs refer to raw materials acquisition, they were considered 100.0% variable, aligned with the Bulk LPG distribution revenue growth.
Gross Profit and LPG Margin
Based on the described cost assumptions, as well as the sales mix projections, the gross margin remained stable throughout the forecasted period.
The gross profit per ton (LPG margin) increased in absolute termns due to higher growth of unit revenue compared to unit costs, mainly due to price adjustments performed by the Company and its suppliers. The Bottled LPG margin presented a CAGR of approximately 5.1% between 2016 and 2026, going from 696.4 BRL per ton in 2016 to 1,146.9 BRL per ton in 2016. The Bulk LPG margin on the other hand, presented a CAGR of approximately 2,6% between 2016 e 2026, going from 846.5 BRL per ton in 2016 to 1,401.9 BRL per ton in 2026.
Operating Expenses
The operating expenses are directly related to the Company’s operations and were forecasted based on its nature observed along the historical period. They were segregated into:
• General and Administrative Expenses: Composed by materials expenses, third party services, rental and other general expenses. They were considered 70.0% fixed and and 30.0% variable based on its historical information. The fixed portion was readjusted by the Brazilian inflation (IPCA), while the variable portion was readjusted by the net revenue growth.
• Sales Expenses: Composed by bad debt provisions, losses on uncollectible securities, freights, sales materials expenses, third party services related to sales, rents, marketing, among others. They were considered 20.0% fixed and and 80.0% variable based on its historical information. The fixed portion was readjusted by the Brazilian inflation (IPCA), while the variable portion was readjusted by the net revenue growth.
• Personnel Expenses: Composed by sales and administrative personnel expenses. They were considered 60.0% fixed and and 40.0% variable based on its historical information. The fixed portion was readjusted by the Brazilian inflation (IPCA), while the variable portion was readjusted by the net revenue growth.
• Tax Expenses: Composed by taxes in general, such as financial taxes, industry taxes, vehicle taxes, service taxes, building taxes, among others. They were considered 100.0% variable based on its historical information, readjusted by the net revenue growth.
• Other Expenses: Composed by LPG bottle sales results and other expenses. The LPG bottle sales results were forecasted according to the Bottled LPG revenue growth and adjusted by

5. Company Overview
Operating Expenses (BRL millions and %)
911 964 1,021 1,077 1,139
1,209
1,286
1,366
1,451
1,539
1,627
25.1%25.0%24.9%24.7%24.6%24.4%24.1%23.9%23.7%23.5%23.4%
20162017201820192020202120222023202420252026Forecasted Expenses% of Net Revenue
Equity Method (BRL millions and %)
6 6 6 6 6 6 6 6 6 6
7
0.2%0.2%0.2%0.1%0.1%0.1%0.1%0.1%0.1%0.1%0.1%
20162017201820192020202120222023202420252026Forecasted Equity Method% of Net Revenue
Profit Sharing Distribution (BRL millions and %)
27 28 30 32 33 35
37
40
42
44
47
0.7%0.7%0.7%0.7%0.7%0.7%0.7%0.7%0.7%0.7%0.7%
20162017201820192020202120222023202420252026Forecasted Profit Sharing Distribution% of Net Revenue
EBITDA per ton and Margin (BRL/ton and %)
179
206 217 232 247
264
284
303
324
345
366
9.1%9.2%9.4%9.5%9.6%9.8%10.0%10.1%10.3%10.4%10.4%
20162017201820192020202120222023202420252026Forecasted EBTIDA per tonEBITDA Margin
Source: EY
the historical sales margin. Other expenses were considered 100.0% variable based on its historical information, readjusted by the net revenue growth.
As a result, the operating expenses were considered 25.1% of the net revenue in 2016, falling to 23.4% in 2026.
Equity Method
The Equity Method refers to the Company’s investments on its subsidiaries: Utingás Amazenadora S.A.; Plenogás Distribuidora de Gás S.A.; e Metalúrgica Plus S.A.. The Equity Method was forecasted representing 0.1% of the net revenue throughout the forecasted period.
Due to the small relevance of the subisidiaries’ operations, this results is equivalent to the cash generated by them.
Profit Sharing Distribution
The Profit Sharing Distribution was forecasted according to the wages and represents 0.7% of the net revenue. The assumption considered was twice the monthly wage, based on the historical Profit Sharing Distribution. The wage were forecasted according to the personnel expenses.
EBITDA
As result from the change in the relation between the operating expenses and the net revenue, it is expected that the EBITDA margin grow throughout the years, which is estimated to increase from 8.4% in 2016 to 10.4% in 2026. This increase is due to scale gains and fixed expenses dilution. This growth is also observed in the EBITDA per ton, which reflected a CAGR of 7.4% through 2016 and 2026, growing from 179.2 BRL per ton in 2016 to 366.1 BRL per ton in 2026.
Depreciation
The depreciation of existing assets was liniearly forecasted, according to the nature of the asset and to the historical average rates.
The depreciation of new investments was forecasted according to the average depreciation rate observed for the existing assets, equivalent to 4.4% per year.
In addition, the LPG bottle universe change was forecasted separately according to the Bottled LPG volume growth.
Income Tax Rate
The Income Tax Rate for Liquigás was divided into: (i) Income Tax (“Imposto de renda” or “IR”); and (ii) Social Contribution on Net Profit (“Contribuição social sobre lucro lĺquido”“CSLL”), according to the current Brazilian legislation for the system of taxation on the real profity, as described below:
Reliance Restricted

5. Company Overview
Income Taxes (BRL millions and %)
44
70
90
97
104
114
126
137
149
161
173
30.8%30.1%29.2%29.2%29.2%29.2%29.2%29.2%29.2%29.2%29.2%
20162017201820192020202120222023202420252026Forecasted Income TaxesEffective Tax Rate
Source: EY
Working Capital (BRL millions and %)
126 134 143 153
165
179
193
207
223
238
252
3.3%3.3%3.3%3.3%3.3%3.3%3.4%3.4%3.4%3.4%3.4%
20162017201820192020202120222023202420252026Working Capital% of Net Revenue
Source: EY
• Income Tax: calculated according to the current Brazilian legislation (Law no. 9,430 of December 27th, 1996), with incidence of 15.0% on earnings before taxes and 10.0% on the portion of the profit exceeding BRL 240 thousand per year;
• Social Contribution on Net Profit: calculated according to the current Brazilian legislation (Law no. 10,637 of December 30, 2002) with the incidence of 9.0% on earnings before taxes.
As of the valuation date, the Company had legacy tax-basis goodwill, derived from the acquisition of Agip in 2004, and net operating losses (NOL) that can be used to offset future tax payments. Both effects were considered when forecasting income taxes.
In addition to that, the Company takes advantage of the fiscal incentive provided by SUDENE in some states that it operates. This allows a 75.0% tax reduction over a ten-year period with the possibility of renewal. Based on the historical sales volumes segregated by state, approximately 18.6% of the taxable profit is subject to the fiscal incentive described.
Throughout the forecasted period, the average effective tax rate was 29.2%.
Working Capital
For the projection of working capital, the assumptions considered were based on Liquigás’ historical financial statements, highlighting the following points:
• The historical balance sheet was analyzed and accounts subsequently classified as operating and non-operating assets and liabilities. Forecasted levels were based on the understanding of revenue, costs and expense recognition as applicable and based on industry parameters;
• Investments in working capital in perpetuity were forecasted based on a real growth rate of 0.9%, according to the long-term business growth expectations, plus long-term inflation of 5.9% (IPCA), resulting on a perpetuity growth rate of 5,9%
• Forecasted levels of working capital represented 3.4% of net revenues, on average, throughout the discrete period.
Non operating or non recurrent balance sheet itens were forecasted as being settles in the first forecasted period.
Reliance Restricted

5. Company Overview
Capex (BRL millions and %)
53 55 59 60
66
90
100
92
96 93
86
2.5%2.5%2.5%2.4%2.5%
3.3%3.5%
3.0%3.0%2.8%2.4%
20162017201820192020202120222023202420252026Capex% of Net Revenue
Source: EY
New Investments – CAPEX
CAPEX projection was based on Liquigás’ expansion plan, as well as on the maintenance of the operation in the long term, which considered a 100.0% depreciation reinvestment, readjusted yearly by the IGP-M.
From 2018 on, expansion CAPEX were considered to support the Bulk LPG forecasted volume growth. Those investments were based on the forecasted volume growth that is estimated to be above the GDP projection.
Throughout the forecasted period, the CAPEX representes 2.7% of the net revenue. The CAPEX per ton, on the other hand, presented a CAGR of 4.9% between 2016 and 2026, going from
53.1 BRL per ton in 2016 to 85.8 BRL per ton in 2026.
In the perpetuity, the CAPEX considered the depreciation forecasted depereciation amount adjusted by the real growth of 0.9%, reflecting the investment needs to support the business growth in the long term.
Reliance Restricted

6. Liquigás Valuation
6.1 Valuation Methodology Overview
6.2 Discounted Cash Flow Implementation
Reliance Restricted

6. Liquigás Valuation
6.1 Valuation Methodology Overview
For this economic-financial valuation, the Income Approach 7 was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows available to the owners of the capital or debt of the business. In the valuation of a company, the value drivers are developed by discounting free cash flows available for distribution to their present value at the rate that represents the return required by the market and the risks inherent to a specific investment.
The DCF approach is considered the most relevant for assessing businesses or companies, as it contemplates the ability of a company to generate cash inflows and outflows, and providing financing and investment conditions to their operations. More specifically, cash inflows include profits, increase of debt, sale of assets and decrease in net working capital. Cash outflows include payment of the principal of its debt, investment in assets and working capital.
The DCF analysis herein presented reflects the operating cash flow, also known as free cash flow for the company. Therefore, for the DCF calculation the debt was excluded (ie, payment of interest was excluded of the estimated future expenses, and payment of debt was excluded from the calculation of cash flows). The proposal to exclude interest payments and debt from the calculation of cash flows is to provide an indication of the operational value (EV) of the business, which includes the value of debt and equity.
Thus, the sum of the present value of the free cash flows of the company and the perpetuity value indicate the value of operations, which are then added or reduced by non-operating assets and liabilities and net debt in order to obtain the total capital value of the company.
Reliance Restricted
7 Appendix B for details on the main approaches for valuation.

6. Liquigás Valuation
6.2 Discounted Cash Flow (DCF) Implementation
Main parameters
Discounted free cash flow
Liquigás’ cash flow was calculated according to the assumptions that were adopted in the projections of income statement, working capital and CAPEX previously presented in this report, as well as other parameters presented below.
Discount Rate
The forecasted free cash flows were discounted by the weighted average cost of capital (WACC) in Reais (BRL), in nominal terms, i.e., considering the effect of inflation.
The WACC was calculated based on information from selected market players, and was estimated at 13.4% p.y.
Long-term growth rate and calculation of perpetuity value
For the calculation of the perpetuity value, it was considered a real growth rate of 0.9% was forecasted based on the long-term business growth expectations, plus long-term inflation of 4.9% (IPCA), resulting on a perpetuity growth rate of 5.9%. The percentage of 5.9% p.a. (g) was subtracted from the discount rate of 13.4% (k), to obtain the capitalization rate of 7.5%. This capitalization rate was used to estimate the perpetuity value, based on the constant growth model, as shown below:
Free cash flow of the last year of the explicit period x (1+g) Perpetuity Value = (k -g)
Reliance Restricted

7. Conclusion
Reliance Restricted

7. Conclusion

Valor composition (BRL millions)


1,417
1,654
3,071
(145)
2,926
Present Value of Cash Flows
Perpetuity
Enterprise Value
Debts
Equity Value

Source: EY

Estimate of the economic-financial value for Liquigás

Based on the information received and analysis performed, our valuation resulted in an estimate value of **BRL 2,926 million** (two billion ninety hundred and twenty-six million Reais), for 100.0% of **Liquigás'** capital (Equity value), as of December 31, 2015, as follows:

Value composition	(BRL millions)
Present value of discrete cash-flows	1,417
Present value of perpetuity	1,654
Enterprise Value (EV)	**3,071**
Gross debt[8]	(145)
Equity Value	**2,926**
Implied multiples	2015
EV / EBITDA	10.1 x
EV / Net revenues	0.8 x

Source: EY / Liquigás Financial Statements / Capital IQ

The values obtained by DCF method are relevant in the following context of the planned transaction:

- The profitability assumptions and values are in line with the historical data and the market in which the **Company** operates and are consistent with financial indicators of the peer companies;
- The drivers for valuation are consistent with the **Company**'s size and long-term expected growth, on a stand-alone basis;
- The DCF methodology is the one that best reflects the value of the investment, based on future profitability (the Income Approach).

This estimated value does not consider possible contingencies, insufficient, or active or unexpected assets or liabilities that are not registered in **Company**'s balance sheet. As a result, the presented results do not consider their effect, in case it exists.

[8] Gross debt illustrated in the value composition table contemplates short-term debt in the amount of BRL 110.9 million and long-term debt in the amount of BRL 44.3 million, as indicated as of December 31, 2015 audited financial statements.

Reliance Restricted

33

8. Appendix
A. Statement of Limiting Conditions
B. Main Valuation Approaches
C. Discount Rate Derivation
D. Selected Comparable Companies
Reliance Restricted

8. Appendix
A. Statement of Limiting Conditions
1 In order to achieve this report’s goal of economic-financial valuation, certain procedures were applied, always based on historical facts, economic and market conditions and prospects and Liquigás’ strategy prevailing at the reference date. The values presented in this report are obtained from analyses of historical (financial and managerial) data as well as projections of future events;
2 Comments and analyses presented in this report were developed by EY professionals with information provided by Ultrapar, its subsidiaries and Liquigás, as well as from external sources, when appropriate;
3 EY, as well as its partners and / or professionals who have participated in the elaboration of this work have no interest, direct or indirect, in Ultrapar, its subsidiaries and Liquigás and / or in the intended transcation, as well as attest that there are no relevant circumstances that may characterize conflict of interest with Ultrapar, Liquigás and / or the services herein contracted, thus characterizing their independence. The estimated fees for the execution of this work are not based on and not related to the values herein reported;
4 None of Liquigás and / or Ultrapar shareholders or managers ( i ) directed, limited, difficulted or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their respective conclusions, (ii ) restricted in any way, our ability to determine the conclusions presented independently, and ( iii ) determined the methods we used in the preparation of Liquigás’ valuation;
5 This work does not have as scope any type of audit procedure, but is based on audited financial statements of the Company and on the due diligence reports prepared by EY;
6 The projections are based on information extracted from financial statements provided by the Company, experiences acquired in meetings and discussions with the management of
Liquigás and Ultrapar, public information, the experience of EY in the industry in which the
Company operates and market analyses, that EY believes are consistent, relevant and appropriate;
7 No investigations on securities owned by the Company, or checks among the existence of liens or encumbrances have been made;
8 EY has no responsibility to update this report for events and circumstances occurring after the reference date;
9 It is not part of our work to provide spreadsheets and / or financial models that supported our analyses;
Reliance Restricted

8. Appendix
10 Our valuation is based on elements that are reasonably expected, therefore, does not take into account possible extraordinary and unforeseeable events (new regulation for the businesses, changes in tax laws, natural disasters, political and social events, nationalizations, etc.) ;
11 Our valuation was based on the best available information and estimates. However, as any projection encompasses risk and uncertainties, real results may show a difference when compared to projections;
12 Our analyses treat Liquigás, Ultrapar and its subsidiaries operations as independent (stand-alone) and therefore do not include operating or fiscal benefits or losses, incremental value and/or costs, if any, that Liquigás and Ultrapar may have from the completion of the transaction, if consummated, or any other operation. The valuation also does not take into account any operating and financial gains or losses that may occur after the completion of the transaction.
Reliance Restricted

8. Appendix
B. Main Valuation Approaches
Reliance Restricted
Overview
Business enterprises, tangible and intangible assets should be valued based on the appropriate application of the Market, Cost and Income Approaches. Although all three approaches should be considered in a valuation analysis, the fact pattern surrounding the acquisition, the nature of the business or assets, and the availability of data will dictate which approach – or approaches – is/are ultimately utilized to calculate value. The following discussion provides an overview of the three approaches to value as well as the most common or relevant valuation methodologies within each approach.
Income Approach
The Income Approach focuses on the income-producing capability of the identified asset or business. The underlying premise of this approach is that the value of an asset or business can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over its life. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset or business over its life and converting these after-tax cash flows to present value through ‘discounting’. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the asset is totalled to arrive at an indication of value.
Discounted cash flow and capitalization methods are commonly used to estimate the value of businesses, intangible assets, and income producing real property assets such as commercial office buildings.
The income capitalization method is defined in (The Appraisal of Real Estate, Thirteenth
Edition), Appraisal Institute as: “The process of analyzing a property’s capacity to generate future benefits and capitalizes the income into an indication of present value. The principle of anticipation is fundamental to the approach. Techniques and procedures from this approach are used to analyze comparable sales data and to measure obsolescence in the cost approach.”
The Income Approach is generally not considered to be appropriate to estimate values for plant and equipment assets because it is not usually feasible to attribute income to an individual property unit or the units of equipment that constitute an operating entity, since
Reliance Restricted

8. Appendix
the assets contribute to earnings only in concert with all other economic factors of the business.
Market Approach
The Market Approach measures value based on what other purchasers in the market have paid for assets or business interests that can be considered reasonably similar to those being valued.
Two main methologies employed are the Guideline Company Method (GCM) and the Similar Transactions Method (STM). The GCM comprises the comparison of the subject company to other comparable publicly traded companies. Within this appliaction, mutiplles are derived considering: (i) available operational metrics of selected comparable guideline companies;
(ii) potential adjustments based on strenghts and weaknesses of guideline companies compared to the subject company; and (iii) applicable subject company metric to derive an indication of value.
In order to eliminte impacts of differing capital structures between the subject company and guideline companies, the multiples should be derived on an unleveraged basis. In other words, multiples are derived considering the total invested capital of the guideline companies. Multiples derived from publicly available guideline company metrics are typically on a minority basis and should be applied to correspoing subject company financials.
Similarly, the STM benchmarks the value of transactions within the industry of the subject company. This metric is typically derived on a majority basis and should be applied accordingly.
Cost Approach
The Cost Approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analyses. This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/ or economic).
The Cost Approach is used to determine values in circumstances where it is not possible to determine values using a Market Approach or an Income Approach.
In valuing tangible assets, the Cost Approach relies on the principle of substitution and recognizes that a prudent investor will pay no more for an asset than the cost to replace it new with an identical or similar unit of equivalent utility. Under this approach, the Fair Market Value of an asset is determined by reference to the reproduction or replacement cost new of modern equivalent assets, optimized for over-design, over-capacity and
Reliance Restricted

8. Appendix
redundant assets, and adjusted to reflect losses in value attributable to physical depreciation and obsolescence.
Reliance Restricted

8. Appendix
C. Discount Rate Derivation
The application of Discounted Cash-Flow Methods requires the determination of an appropriate discount rate. Discounted Cash-Flow Methods are applied under conditions of uncertainty. In common usage, the word risk refers to any exposure to uncertainty in which the exposure has potential negative consequences. It is assumed that marketplace participants are said to be risk adverse. A risk-averse market participant prefers situations with a narrower range of uncertainty over situations with a greater range of uncertainty relative to an expected outcome. Marketplace participants seek compensation, referred to as a risk premium, for accepting uncertainty.
Therefore the determination of the discount rate implies the comparison of the cash-flows generated by the asset with the cash-flows generated with the most favorable alternative investment. In this respect, it must be carefully observed that the cash flows from the asset being valued and the alternative investment are equivalent in terms of risk and maturity.
The determination of the discount rate is based on WACC. The following formula is applied to calculate WACC: WACC= WE*KE+ WD*KD
Where: WE = value of equity / value of total capital KE = market value of equity WD = value of interest bearing debt / value of total capital KD = after tax costs of interest bearing debt
Since the WACC reflects the specific risk of an enterprise, adjustments have to be considered based on the asset-specific risk profile.
Cost of equity
To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) is used. The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company’s systematic risk (beta) multiplied by the market risk (market risk premium), adding the country risk.
Reliance Restricted

8. Appendix
The calculation for the cost of equity, as follows:
KE =RF+ß *MRP + BR + SP, where
KE = Expected market return
RF = Risk-free rate of return
ß = Systematic risk of a single stock
MRP = Equity risk premium – general market
BR = Country-specific risk premium
SP = Specific risk
Starting point for the estimate of cost of equity is the risk-free rate of return. In practice, the interest rate of long-term risk-free financial investments, e.g. fixed-interest public sector securities, is used as a guideline for determining the prevailing interest rate.
The market risk premium (the price of risk) is the difference between the expected rate of return on the market portfolio and the risk-free rate. Historical capital market investigations have shown that investments in shares generate between 4.0% and 7.0% higher returns than investments in low-risk debt securities.
The average market risk premium must be modified to reflect the specific risk structure. The CAPM accounts for the company-specific risk within the beta factor. Beta factors represent a weighting figure for the sensitivity of the company’s returns compared to the trend of the entire market. They are thus a measure of volatility for the systematic risk. Beta factors of more than one reflect a higher volatility; beta factors of less than one reflect a lower volatility than the market average. Beta factors are ideally determined with reference to the entire equity market, since the concept of systematic and specific risk requires that individual shares are measured in relation to the market portfolio.
When activities in different countries are taken into consideration, it might be appropriate to use country specific risk premiums.
Capital structure
The capital structure is derived from the average capital structure of a group of comparable companies (peer group).
Reliance Restricted

8. Appendix
D. Selected Peer Companies
Description of the market participants9
• Gagan Gas Limited: Gagan Gases Limited distributes LPG after bottling into cylinders for Reliance Petro Marketing Ltd in Madhya Pradesh, India. It also markets and trades in lubricants and industrial products. The company was incorporated in 1986 and is based in Dhar, India.
• Eastern Gases Limited.: Eastern Gases Limited engages in the bottling and supplies liquefied petroleum gas (LPG) for domestic, commercial, and industrial applications in
India. The company’s products include propane, butane, and LPG. It also retails Auto LPG;
and customized gas installation services, and consultancy services for engineering and project oriented activities. In addition, the company provides additional services, such as technical expertise for converting customer’s processes from fuels comprising high speed diesel, furnace oil, electricity, light diesel oil, and coal gas to LPG; and testing services that consist of SRV testing, hydro-test, etc. The company was incorporated in 1995 and is based in Kolkata, India.
• Joong Ang Enervis Co.: Joong Ang Enervis Co., Ltd. imports, exports, and markets petroleum products in South Korea. The company offers petroleum lubricants and liquefied petroleum gas. It also provides car wash services. The company was founded in 1946 and is based in Seoul, South Korea.
• Unimot S.A.: UNIMOT S.A. trades in liquid and gas fuels to individual and wholesale customers in Poland and internationally. It engages in the wholesale and distribution of diesel and gasoline, biofuels, LPG, and natural gas for heating, communal, industrial, and propulsion applications. The company provides its products through its gas distribution plants; own bottling plant or transshipment terminals; and wholesale and retail networks. It serves the industry, agriculture, and services sectors. The company was founded in 1992 and is headquartered in Zawadzkie, Poland. UNIMOT S.A. is a subsidiary of Unimot Express Sp. z o.o.
• Zhejiang Haiyue Co. Ltd.: Zhejiang Haiyue Co. Ltd. engages in the distribution of oil products and liquefied gas in China and internationally. The company is also involved in the distribution of commodities; and road toll collection, housing lease, and property businesses. In addition, it operates gas stations, which provide fuel oil and liquefied gas. Zhejiang Haiyue Co. Ltd. is based in Zhuji, China.
Reliance Restricted
9 Source for all companies presented: Capital IQ.

8. Appendix
SK Gas Co., Ltd.: SK Gas Co., Ltd. supplies and distributes LPG in South Korea and internationally. It is also involved in LPG marketing and trading, as well as PDH business. In addition, the company operates storage and tank terminals, and approximately 520 filling stations. It serves households, business, vehicles, and industries. SK Gas Co., Ltd. was founded in 1985 and is headquartered in Seongnam-si, South Korea.
Reliance Restricted

9. Exhibits
A. Discounted Cash Flow
B. Discount rate
Reliance Restricted

Ultrapar Participações S.A. Exhibit A
Valuation of Liquigás Distribuidora S.A.
Reference date: December 31 2015
A. DCF
BRL thousands
Period 1 2 3 4 5 6 7 8 9 10 11 Perpetuity
Year Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Dec-25 Dec-26 Perpetuity
1 Business Valuation
1.1 Income Statement Summary
Net revenue
COGS
Gross profit
OPEX
Operating EBITDA
Equity method
Profit sharing distribution
Accounting EBITDA
Depreciation
EBIT
3,633,449
(2,397,326)
1,236,122
(910,526)
325,596
6,261
(26,849)
305,008
(68,170)
236,838
3,859,689
(2,520,809)
1,338,880
(963,653)
375,228
6,273
(28,388)
353,112
(64,796)
288,316
4,100,531
(2,678,693)
1,421,838
(1,021,243)
400,595
6,284
(30,016)
376,863
(64,390)
312,473
4,355,829
(2,846,149)
1,509,680
(1,076,932)
432,748
6,296
(31,621)
407,423
(69,689)
337,734
4,633,206 4,963,692 5,338,282 5,718,789
(3,028,395) (3,247,011) (3,495,690) (3,747,961)
1,604,812 1,716,682 1,842,592 1,970,828
(1,138,782) (1,209,381) (1,286,484) (1,366,173)
466,029 507,300 556,108 604,655
6,308 6,320 6,332 6,344
(33,384) (35,286) (37,412) (39,604)
438,954 478,334 525,029 571,396
(75,384) (82,421) (89,571) (98,111)
363,570 395,913 435,458 473,285
6,129,197
(4,020,514)
2,108,683
(1,451,268)
657,415
6,356
(41,924)
621,848
(107,006)
514,842
6,546,740
(4,297,656)
2,249,085
(1,538,507)
710,578
6,368
(44,323)
672,623
(116,126)
556,497
6,962,867 7,370,482
(4,573,265) (4,840,989)
2,389,603 2,529,493
(1,627,058) (1,722,308)
762,545 807,185
6,773 7,170
(46,766) (49,504)
722,552 764,851
(123,271) (130,488)
599,280 634,363
1.2 Discounted Cash Flow
EBIT
Tax rate
NOPAT
Cost of bottles sold
Depreciation
Capex
Changes in working capital and non-operating adjustments
Free cash flow
236,838
(44,142)
192,696
20,941
68,170
(90,425)
31,001
222,383
288,316
(70,177)
218,139
21,544
64,796
(95,065)
(8,531)
200,883
312,473
(89,547)
222,927
22,055
64,390
(101,826)
(8,305)
199,241
337,734
(96,933)
240,802
22,572
69,689
(104,631)
(8,973)
219,458
363,570 395,913 435,458 473,285
(104,487) (113,944) (125,508) (136,570)
259,084 281,969 309,949 336,715
23,092 23,623 24,164 24,695
75,384 82,421 89,571 98,111
(117,811) (163,165) (184,637) (173,148)
(9,608) (12,109) (13,711) (13,848)
230,141 212,740 225,336 272,525
514,842
(148,723)
366,119
25,215
107,006
(184,994)
(14,753)
298,592
556,497
(160,905)
395,593
25,703
116,126
(180,947)
(15,434)
341,041
599,280 634,363
(173,301) (183,447)
425,979 450,916
26,172 27,704
123,271 130,488
(169,405) (131,725)
(15,003) (13,924)
391,015 463,459
Months (end of period)
Months (mid period)
Discount factor | WACC @ 13.4%
Discounted cash flow
12
6
0.94
208,866
24
18
0.83
166,433
36
30
0.73
145,616
48
42
0.64
141,485
60 72 84 96
54 66 78 90
0.57 0.50 0.44 0.39
130,883 106,726 99,720 106,388
108
102
0.34
102,824
120
114
0.30
103,599
132
126
0.27
104,778
1.3 Value composition
S | discounted cash flows 1,417,319
Present value of perpetuity 1,654,075
Enterprise value 3,071,394
Debt (145,284)
Equity value 2,926,110
Perpetuity: Gordon growth method
Perpetuity cash flow
Cap. Rate
Future value of perpetuity
Discount factor
Present value of perpertuity
463,459
7.5%
6,172,720
0.27
1,654,075
Implied multiples Liquigás
EV/NR| 2017 0.8 x
EV/EBITDA | 2017 10.1 x
Perpetuity growth (g)
Inflation
Real growth
5.9%
4.9%
0.9%
Some totals may not add due to rounding. Please refer to the Statement of Limiting Conditions of our work.

Ultrapar Participações S.A. Exhibit B
Valuation of Liquigás Distribuidora S.A.
Reference date: December 31 2015
B. Discount Rate
Discount Rate Calculations
1.1 WACC Summary
Company Ticker Beta D / E Tax Rate Unleveraged Beta
Gagan Gases Limited
Eastern Gases Limited
Joong Ang Enervis Co.,Ltd.
Unimot SA
Zhejiang Haiyue Co. Ltd.
SK Gas Co., Ltd.
BSE:524624
BSE:590080
KOSDAQ:A000440
WSE:UNT
SHSE:600387
KOSE:A018670
0.43
0.78
0.72
0.27
0.89
0.54
17.6%
223.1%
63.4%
34.6%
82.1%
130.0%
15.0%
33.1%
21.1%
19.8%
25.0%
20.9%
0.37
0.31
0.48
0.21
0.55
0.27
Average
Median
0.60
0.63
91.8%
72.8%
22.5%
21.0%
0.36
0.34
Cost of equity (Ke) Cost of debt (Kd)
Descrição Parâmetros Pre-tax cost of debt [h]
14.0%
Unleveraged Beta [a] 0.4 Tax rate [b]
29.2%
Deb / Equity [a] 15.4% Post-tax cost of debt 9.9%
Tax rate [b] 29.2%
Releveraged Beta 0.4
Market risk premium [c] 6.5%
Risk-free rate [a] 2.6% Weighted average cost of capital (WACC)
Country risk EMBI + [d] 3.9% Debt 13.4% Kd 9.9%
Company specific risk premium [e] 1.6% Equity 86.6% Ke 13.9%
Differential inflation [f] 2.8%
CAPM (Ke) 13.9% WACC = (D x Kid) + (E x Ke) 13.4%
Notes:
(a) Source: Capital IQ.
(b) Brazilian tax legislation
(c) Sourcee: EY LLP
(d) Source: Federal Reserve (historical 6 months average of 20-years T-bonds)
(e) Source: JP Morgan EMBI + (historical 6 months average)
(f) Considered 20.0% of CAPM to reflect the business’ risk
(g) Source: Central Bank of Brazil and Business Monitor International
(h) Based on Company’s average debt costs
Some totals may not add due to rounding. Please refer to the Statement of Limiting Conditions of our work.

ANNEX III – MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

ULTRAPAR, THROUGH ITS SUBSIDIARY ULTRAGAZ, ENTERS INTO AN AGREEMENT TO ACQUIRE LIQUIGÁS DISTRIBUIDORA S.A.

São Paulo, Brazil, November 17, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its subsidiary Companhia Ultragaz S.A. (“Ultragaz”) signed today a sale and purchase agreement with Petróleo Brasileiro S.A. (“Petrobras”) for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A. (“Liquigás”) (“Transaction”).

The enterprise value of the acquisition is R$ 2.8 billion. Such amount will be adjusted by the Brazilian interbank interest rate (CDI) of the period between the signing date and the closing of the Transaction, and will be subject to adjustments related to working capital and net debt position between 12/31/2015 and the closing date of the Transaction.

The completion of the Transaction is subject to the approval by the Brazilian antitrust authorities, and the approval by the shareholders of Ultrapar, pursuant to article 256 of the Brazilian Corporate Law, and of Petrobras, pursuant to its bylaws, both meetings to be called in due course. The completion is also subject to other customary conditions precedent for this type of Transaction. It is worth mentioning that, even if paragraph 2 of article 256 of the Brazilian Corporate Law is applicable, Ultrapar shareholders will not be entitled with withdrawal rights, once Ultrapar’s shares have market liquidity and dispersion.

Liquigás

Liquigás was founded in 1953 and operates in the liquefied petroleum gas (LPG) distribution market in Brazil. With a structure of 23 operating facilities and 19 warehouses, Liquigás has a network of 4.8 thousand resellers.

In 2015, Liquigás sold 1.65 million tons of LPG, generating net revenues of R$ 3.3 billion and EBITDA of R$ 214 million. Liquigás’ gross debt as of December 31, 2015 was R$ 145 million.

Rationale of the acquisition

Ultragaz was the first LPG distributor in Brazil, founded in 1937, and will complete 80 years of operations next year. Its experience, pioneering spirit and commitment to this market all have allowed it to obtain various recognitions, including more than 40 awards for its management standards. Ultragaz serves approximately 11 million households in the bottled segment and 50 thousand costumers in the bulk segment. In 2015, it sold 1.7 million tons of LPG, generating net revenues of R$ 4.6 billion and EBITDA of R$ 357 million. Over the last 12 months up to September 30, 2016, Ultragaz’s EBITDA totaled R$ 433 million. During 2016, Ultragaz reported 31% EBITDA growth year-on-year. In the same period, Liquigás has also been presenting even higher earnings growth.

Ultragaz strategy relies on differentiation based on innovation, offering costumers greater convenience and a better value proposition. This differentiation is materialized through initiatives such as the Ultragaz Connect application, Vale Gás, the partnership with the Km de Vantagens loyalty program and the Ultrapronto concept. Additionally, in the bulk segment, Ultragaz offers tailor-made solutions that enhance its costumer’s energy source towards the LPG use.

The Transaction will allow Ultragaz’s strategy based on differentiation and operational excellence, as well as its investment capacity, combined with Liquigás’ quality assets and reseller’s network, to provide significant efficiency gains, such as in logistics, in administrative management and in operating practices, resulting in better services and benefits for consumers, resellers and the society as a whole.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”) nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-0SSP/SP, professional identity card OAB/SP under nr. 256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48; GIOVANNA FERNANDES PAULIN, Brazilian, single, lawyer, national identity card RG nr. 43.958.874-1SSP/SP, professional identity card OAB/SP under nr. 348.345 and enrolled at the Taxpayers Register CPF/MF under nr. 369.022.888-36; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Extraordinary General Meeting to be held at 2:00 p.m. on January 23, 2017 at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Extraordinary General Meeting, for the specific purpose of voting in strict conformity with the following guidance:

(1) Approval, in accordance with the terms of paragraph 1 of Article 256 of the Brazilian Corporate Law, of the acquisition, through the Company’s subsidiary, Companhia Ultragaz S.A., of the total share capital of Liquigás Distribuidora S.A., according to the Material Notice released on November 17, 2016:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [month] 2017.

[Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of January 23, 2017)